UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

☒	ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

OR

☐	Special Financial report for the fiscal year ended December 31, 2017

Cottonwood Multifamily REIT I, Inc.

(Exact name of registrant as specified in its charter)

Maryland	36-4812393
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6340 South 3000 East, Suite 500, Salt Lake City, UT	84121
(Address of principal executive offices)	(Zip Code)

(801) 278-0700

(Registrant’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Unclassified Shares of Common Stock

Cottonwood Multifamily REIT I, INC.

ANNUAL REPORT ON FORM 1-K

For the Year Ended December 31, 2017

1

Item 1.	Business

The Company

Cottonwood Multifamily REIT I, Inc. is Maryland corporation formed on June 22, 2015 to invest in multifamily apartment communities located throughout the United States. Further, we may also participate in mezzanine loans and preferred equity in limited situations. The use of the terms the “Company”, “we”, “us”, or “our” in this annual report refer to Cottonwood Multifamily REIT I, Inc., unless the context indicates otherwise.

Cottonwood Capital Property Management II, LLC is our sponsor and referred to as our property manager and asset manager. Our sponsor is a subsidiary of Cottonwood Residential O.P., LP (“CROP”) and has extensive experience in operating multifamily apartment communities. Cottonwood Residential, Inc. is the sole general partner of CROP, its operating partnership, and makes all decisions on behalf of CROP.

We operate under the direction of our board of directors, the members of which are accountable to us and our shareholders as fiduciaries. Our board of directors is responsible for the management and control of our affairs. We have three members on our board of directors, all of whom are on the board of directors and are officers of Cottonwood Residential, Inc. As a result, we do not have independent management. Our board of directors are classified into three classes. Each class of directors will be elected for successive terms ending at the annual meeting of the shareholders the third year after election and until his or her successor is elected and qualified. The board of directors will have the right, with input from our investment committee, to make decisions regarding investments by our operating partnership. We do not have an outside advisor, and we do not plan to engage an advisor.

We completed our offering in April 2017, raising $50,000,000 in capital from approximately 1,300 investors. We may pursue additional offerings at the discretion of our board of directors and subject to the rules under Regulation A.

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ending December 31, 2016. As of December 31, 2017, our portfolio was comprised of three investments in joint ventures owning Class A multifamily apartment communities in various locations throughout the United States.

The chart below shows the relationships among our company and various affiliates:

Investment Strategy

Our strategy is to invest in stabilized Class A multifamily apartments communities constructed after the year 2000. We may also invest in older properties if our board of directors determines that it is in our best interest. We primarily target properties that are located in major metropolitan areas in the western, southwestern and southeastern regions of the United States that have, in the opinion of the board of directors, attractive investment dynamics for property owners.

All of our investments were made through joint ventures with CROP. We may acquire or participate in an investment directly should CROP decline to participate. Our sponsor may also manage our multifamily apartment communities and provide other related services.

We anticipate holding and managing our investments until December 31, 2023, the termination date. The termination date may be extended by the board for an additional two years, with an additional two year extension available by a majority vote of the shareholders. If approvals for extension are not met, we will begin an orderly sale of our assets within a one-year period from the date the decision not to extend was made. The termination date may be accelerated in the sole discretion of the board of directors. It is possible that we could merge with Cottonwood Residential, Inc., the general partner of CROP.

In the event that a listing occurs on or before the termination date, we will continue perpetually unless we are dissolved pursuant to a vote of our shareholders and other any applicable statutory provisions. A listing shall mean the commencement of trading of our common stock on any securities exchange registered as a national securities exchange, any over the counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to our shareholders. A listing shall also be deemed to occur on the effective date of a merger in which the consideration received by our shareholders is securities of another entity that are listed on any securities exchange registered as a national securities exchange, any over the counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to our shareholders.

Investment Objectives

Our investment objectives are to:

•	preserve, protect and return invested capital;

•	pay stable cash distributions to shareholders; and

•	realize capital appreciation in the value of our investments over the long term.

Our board of directors may revise our investment policies without the approval of our shareholders.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry in general. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 1-K contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. You should not rely on these forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our actual results, performance and achievements may be materially different from those expressed or implied by these forward-looking statements.

Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Cottonwood Multifamily REIT I, Inc. is Maryland corporation formed to acquire and own directly or indirectly multifamily apartments communities located throughout the United States. We completed our offering of $50,000,000 of common shares in April 2017, at a price of $10.00 per share.

Our Investments

Proceeds from our offering were used to acquire 90% membership interests in three joint ventures formed by us and subsidiaries of CROP. Each joint venture acquired one of the properties below:

Property Name	Property Location	Units	Net Rentable Square Feet	Average Unit Size	Year Built	Occupancy at December 31, 2017	Date Acquired by the Joint Ventures
Alpha Mill	Charlotte, NC	267	221,616	830	2007, 2014	96.2%	August 3, 2016
Cottonwood Westside	Atlanta, GA	197	169,366	860	2015	95.4%	August 3, 2016
The Marq Highland Park	Tampa, FL	239	238,748	999	2015	94.5%	August 3, 2016

More information regarding our investments can be found here .

Sources of Operating Revenue and Cash Flow

Revenue and cash flow is generated from operations of the properties acquired through our unconsolidated joint venture investments with subsidiaries of CROP.

Profitability and Performance Metrics

We calculate funds from operations (“FFO”) and core funds from operations (“Core FFO”) to evaluate the profitability and performance of our business. See “Non-GAAP Financial Measures” below for a description of these metrics. All of our investing activities relate to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments we have made to date have been in domestic commercial real estate assets with similar economic characteristics, and we evaluate the performance of all of our investments using similar criteria.

Market Outlook and Recent Trends

Overview

We believe that current market dynamics and underlying fundamentals suggest the positive trends in United States multifamily housing will continue. Steady job growth, low unemployment, increased rentership rates, increasing household formation and aligned demographics provide the backdrop for strong renter demand. We believe that other factors impacting the prime United States renter demographic such as delayed major life decisions, increased levels of student debt and tight credit standards in the single-family home mortgage market support the value proposition for owning multifamily apartment communities. Recent updates in the markets where our three properties are located are as follows:

Atlanta, Georgia

Atlanta is recognized as the transportation, communication, industrial, and cultural center of the southeastern United States. Atlanta’s central location within a nine-state region has been a major factor in its economic success. Atlanta has remained successful in attracting major corporate expansions and relocations that have brought thousands of new jobs (and major real estate projects) to the region. The city boasts a growing technology sector attracting companies such as Amazon Web Services and Anthem’s IT department. Job growth is expected to outpace the nationwide average because of the presence of multiple growth engines. In addition, a $2.5 billion expansion of the MARTA transportation system was recently approved by voters. Atlanta has seen a significant increase in new multifamily development projects, particularly in the Downtown/Midtown areas.

Charlotte, North Carolina

Charlotte is one of the fastest-growing markets in the nation in terms of jobs and population and historically been considered a solid location for industry, with a particular focus on healthcare, FinTech, tech and energy, as of recent. Its competitive strengths include relatively low costs of doing business and living, a strong transportation network (including the recent opening of the LYNX Blue Line metro), educated workforce, and being a central location midway between New York and Florida. The region has seen an increase in jobs, building permits, average home sale prices, and infrastructure projects. Wage growth in the region has accelerated in the last two years and is expected to continue over the next several years. Given its positive demographic characteristics and strong in-migration expanding the consumer base and creating demand for additional housing, Charlotte’s growth is expected to outpace the U.S. average over the next five years.

Tampa, Florida

Tampa’s economy is driven by tourism, professional services, back office and call center, with several recent expansions of multinational companies creating relatively high-wage jobs and positive in-migration. Many recent corporate expansions are a result of the business-friendly environment with no state income tax and low corporate taxes, as well as the appealing climate and renowned beaches. Job growth is expected to exceed the U.S average through 2022. Market occupancy and rent growth rates have exceeded the national averages, and effective rent growth is expected to exceed the national average over the next five years. Downtown Tampa is undergoing a major revitalization as a result of the $3 billion Water Street mixed-use redevelopment project, with deliveries beginning in 2019.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Variable Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassesses the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any. See Note 2 to our financial statements in “Item 7. Consolidated Financial Statements” for a discussion about whether we consolidate our subsidiaries.

Organization and Offering Costs

See Note 2 to our financial statements in “Item 7. Financial Statements” for a discussion on how we treat organization and offering costs.

Investments in Joint Ventures

We assess potential impairment of investments in joint ventures whenever events or changes in circumstances indicate that the fair value of the investment is less than its carrying value. See Note 2 to our financial statements in “Item 7. Financial Statements” for further details.

Results of Operations

During the years ended December 31, 2017 and 2016 we incurred net losses of approximately $2,825,000 and $3,205,000 as follows:

(Amounts in Thousands)	2017	2016
Equity in losses of joint ventures	$(1,365)	$(1,796)
Interest expense on bridge loan from CROP	(177)	(1,003)
Asset management fees to our sponsor	(999)	(406)
Other expenses	(284)	—

Net loss	$(2,825)	$(3,205)

FFO(1)	$1,737	$(68)
Core FFO(1)	$1,746	$(28)

(1)	For information on how we calculate FFO and Core FFO and a reconciliation of FFO and Core FFO to net loss, see “Non-GAAP Financial Measures”.

Equity in losses of joint ventures are attributable to our 90% investment in the three properties and comprised of the following:

	2016				2017
(Amounts in Thousands)	Q3(1)	Q4	Total	Equity in Earnings (Losses) at 90%	Q1	Q2	Q3	Q4	Total	Equity in Earnings (Losses) at 90%
Revenues
Rental income	$1,743	$2,634	$4,377	$3,939	$2,626	$2,728	$2,780	$2,812	$10,946	$9,851
Other operating income	155	295	450	405	250	251	273	257	1,031	928

Total revenues	1,898	2,929	4,827	4,344	2,876	2,979	3,053	3,069	11,977	10,779

Operating expenses
Advertising and marketing	32	52	84	76	44	58	58	46	206	185
General and administrative	37	68	105	95	55	65	62	60	242	218
Management fees to sponsor	68	101	169	152	102	104	107	106	419	377
Insurance	36	54	90	81	56	61	61	63	241	217
Real estate taxes	306	468	774	697	502	500	500	376	1,878	1,690
Repairs and maintenance	86	123	209	188	130	143	170	155	598	538
Salaries and wages	132	261	393	354	250	247	265	244	1,006	905
Utilities	96	146	242	218	178	159	165	172	674	607

Total operating expenses	793	1,273	2,066	1,859	1,317	1,337	1,388	1,222	5,264	4,738
Net operating income	1,105	1,656	2,761	2,485	1,559	1,642	1,665	1,847	6,713	6,042

Non operating expenses
Mortgage interest	474	751	1,225	1,103	753	781	807	791	3,132	2,819
Depreciation and amortization	1,251	2,234	3,485	3,137	1,618	1,142	1,150	1,159	5,069	4,562
Other non-operating expenses	7	38	45	41	30	13	26	(40)	29	26

Net loss	$(627)	$(1,367)	$(1,994)	$(1,796)	$(842)	$(294)	$(318)	$(63)	$(1,517)	$(1,365)

(1)	The third quarter of 2016 includes operations from August 3, 2016, the date of acquisition of the three properties, through September 30, 2016.

See Note 3 to our financial statements in “Item 7. Financial Statements” for further details on individual property operating information.

Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents on hand, lender escrowed reserves, and cash flow generated from operations. Other sources may include additional borrowings from our facility or loans from CROP. CROP may, but is not obligated to, lend us money. All of the terms and conditions of such loans shall be determined by us and CROP; provided however that the interest rate on any such loan shall not exceed the 10-year Treasury rate plus 600 basis points.

We intend to strengthen our capital and liquidity positions by continuing to focus on our core fundamentals at the property level. Factors which could increase or decrease our future liquidity include but are not limited to operating performance of our properties, volatility in interest rates, and the satisfaction of REIT dividend requirements.

Cash Flow

The following presents our summarized cash flows information for the years ended December 31, 2017 and 2016:

(Amounts in Thousands)	2017	2016
Net cash and restricted cash used in operating activities	$1,243	$851
Cash provided by (used in) investing activities	—	(49,050)
Net cash and restricted cash (used in) provided by financing activities	(3,333)	50,570

Net increase (decrease) in cash, and restricted cash	(2,090)	2,371
Cash and restricted cash at beginning of period	2,381	10

Cash and restricted cash at end of period	$291	$2,381

Distributions

Our Board of Directors authorized cash distributions equivalent to 5.75% on an annualized basis through December 31, 2017. Accordingly, the following distributions were declared and paid (amounts in thousands):

Period	Amount
September - December 2016	$259
January 2017	152
February 2017	171
March 2017	226
April 2017	236
May 2017	245
June 2017	236
July 2017	244
August 2017	244
September 2017	236
October 2017	244
November 2017	236
December 2017	244

$2,973

Non-GAAP Financial Measures

Funds from operations, or FFO, and core funds from operations, or Core FFO, each of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of our company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.

We calculate Core FFO by subtracting from FFO certain non-cash or non-routine items.

Our calculation of Core FFO may differ from the methodology used for calculating Core FFO by other REITs and, accordingly, our Core FFO may not be comparable. We utilize FFO and Core FFO as measures of our operating performance, and believe these measures are also useful to investors because they facilitate an understanding of our operating performance after adjusting for certain non-cash expenses and other items not indicative of operating performance.

Neither FFO nor Core FFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and Core FFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor Core FFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited Core FFO calculation for the year December 31, 2017 and 2016 is as follows (amounts in thousands, except share data):

	2017	2016
Net loss	$(2,825)	$(3,205)
Adjustments:
Depreciation and amortization - joint ventures	4,562	3,137

FFO	1,737	(68)
Adjustments:
Amortization of debt issuance costs	77	40
Mark to market adjustment on interest rate cap	(68)	$—

Core FFO	$1,746	$(28)

FFO per share- basic and diluted	$0.37	$(0.16)
Core FFO per share- basic and diluted	$0.37	$(0.06)
Weighted average number of common shares outstanding- basic and diluted	4,721,348	433,287

Related Party Arrangements

See Note 7 to our financial statements in “Item 7. Financial Statements” for discussion on related party arrangements.

Recent Developments

Cottonwood Westside Elevator Repairs

Subsequent to our acquisition of Cottonwood Westside, we experienced recurring service interruptions to one of the three elevators that service the building. The elevator that experienced issues is the only one that is able to access the 7th floor, which is the highest floor in the complex. We engaged a structural engineer to identify the cause and to propose both temporary and permanent solutions. The cause was determined to be movement in one of the elevator shaft walls as a result of settling of adjacent post tension slabs. The engineers recommended a temporary repair that was completed in February 2017 and alleviated further service interruptions. A final solution was also proposed and is currently being implemented. In the process of determining the proper course of action on the problematic shaft, it was determined that additional distress was present at the other two shafts, and consequently, we have elected to perform preventative repairs on the other two shafts to avoid future issues on all elevator shafts. We expect these permanent repairs to be completed by May 2018.

Item 3.	Directors and Officers

We operate under the direction of our board of directors. The board of directors is responsible for the management and control of our affairs. The current board members are Daniel Shaeffer, Chad Christensen and Gregg Christensen. The current Chief Executive Officer is Daniel Shaeffer, the current Chairman of the Board and President is Chad Christensen and the current Executive Vice President & General Counsel is Gregg Christensen.

Investment Committee

We have established an investment committee that is charged with identifying and investigating potential investment opportunities for us. The investment committee analyzes and approves any investment to be made by us. The investment committee has 5 committee members and is currently comprised of Daniel Shaeffer, Chad Christensen, Gregg Christensen, Paul Fredenberg and Enzio Cassinis. The investment committee may request information from third parties in making its recommendations.

Executive Officers and Directors

The following table shows the names and ages of our current directors and executive officers and the positions held by each individual:

Name (1)	Positions	Age (2)	Term of Office
Daniel Shaeffer	Chief Executive Officer, Director and Investment Committee Member	47	June 2015 to Present (3)
			December 2015 to Present (4)
Chad Christensen	President, Chairman of the Board, Director and Investment Committee Member	45	June 2015 to Present (3) December 2015 to Present (4)
Gregg Christensen	Executive Vice President, Secretary, General Counsel, Director and Investment Committee Member	49	June 2015 to Present (3) December 2015 to Present (4)
Susan Hallenberg	Chief Financial Officer	50	June 2015 to Present (3)
Paul Fredenberg	Investment Committee Member	41	December 2015 to Present (4)
Enzio Cassinis	Investment Committee Member	40	December 2015 to Present (4)

(1)	The address of each director and executive officer listed is 6340 South 3000 East, Suite 500, Salt Lake City, Utah 84121.
(2)	As of March 31, 2018.
(3)	The current directors and executive officers were appointed in June 2015.
(4)	The current investment committee members were appointed in December 2015.

Biographical information regarding our executive officers and directors officers can be found in our offering circular which can be found here.

Compensation of Executive Officers

As described above, certain of the executive officers of CROP also serve as our executive officers. Each of these individuals receive compensation for his or her services, including services performed from CROP for us on behalf of our sponsor and its affiliates. As executive officers of our sponsor, these individuals will manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our sponsor, we do not intend to pay any compensation directly to these individuals. More information regarding the compensation of our officers and directors and our sponsor can be found here.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth the beneficial ownership of our shares of common stock as of April 28, 2018, for each person or group that holds more than 5% of our shares of common stock, for each director, executive officer and for the directors and executive officers as a group. To our knowledge, each person that beneficially owns our shares of common stock has sole voting and disposition power with regards to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 6340 South 3000 East, Suite 500, Salt Lake City, Utah 84121.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percent of All Shares
Cottonwood Residential O.P., LP(2)	1,021	*
Daniel Shaeffer	—	—
Chad Christensen	—	—
Gregg Christensen	—	—
Susan Hallenberg	—	—
Paul Fredenberg	—	—
Enzio Cassinis	—	—

All executive officers as a group (7 persons)	1,021	*

*	Less than 1% of all shares.
(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.
(2)	Cottonwood Residential O.P., LP is managed by its general partner, Cottonwood Residential, Inc. Cottonwood Residential, Inc. is managed by its board of directors, which currently consists of Daniel Shaeffer, Chad Christensen, Gregg Christensen, David Robertson and Lance Graber. The board of directors of Cottonwood Residential, Inc., as the general partner of Cottonwood Residential O.P., LP, will have the voting and investment control of the shares of our common stock held by Cottonwood Residential O.P., LP.

Item 5.	Interest of Management and Others in Certain Transactions

See Note 7 to our financial statements in “Item 7. Financial Statements” for a discussion of related party transactions.

Item 6.	Other Information

None.

Cottonwood Multifamily REIT I, Inc.

Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

Report of Independent Auditors

The Board of Directors and Stockholders

Cottonwood Residential Multifamily REIT I, Inc.

We have audited the accompanying consolidated financial statements of Cottonwood Residential Multifamily REIT I, Inc., which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, equity, and cash flows for the years ended December 31, 2017 and 2016, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cottonwood Residential Multifamily REIT I, Inc. at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for the years ended December 31, 2017 and 2016 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Salt Lake City, Utah

April 27, 2017

Cottonwood Multifamily REIT I, Inc.

Consolidated Balance Sheets

(Amounts in Thousands, Except Share Data)

	December 31,
	2017	2016
ASSETS
Investments in joint ventures	$42,818	$46,403
Cash	291	717
Restricted cash	—	1,664
Other assets	25	—

Total assets	$43,134	$48,784

LIABILITIES AND EQUITY
Liabilities:
Related party bridge loans	$—	$22,920
Accrued interest on related party bridge loans	756	1,003
Accounts payable and accrued liabilities	1,406	521

Total liabilities	2,162	24,444

Commitments and contingencies (Note 8)

Equity:
Preferred stock, $0.01 par value; 100,000,000 shares authorized, no shares issued and outstanding.	—	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 4,997,000 shares issued and outstanding at December 31, 2017; 2,780,426 shares issued and outstanding at December 31, 2016.	50	28
Accumulated distributions	(2,973)	(259)
Additional paid in capital	49,925	27,776
Accumulated deficit	(6,030)	(3,205)

Total equity	40,972	24,340

Total liabilities and stockholders’ equity	$43,134	$48,784

See accompanying notes.

Cottonwood Multifamily REIT I, Inc.

Consolidated Statements of Operations

(Amounts in Thousands)

	Year Ended December 31,
	2017	2016
Equity in losses of joint ventures	$(1,365)	$(1,796)
Interest expense to related party	(177)	(1,003)
Asset management fee to sponsor	(999)	(406)
Other expenses	(284)	—

Net loss	$(2,825)	$(3,205)

See accompanying notes.

Cottonwood Multifamily REIT I, Inc

Consolidated Statements of Equity

(Amounts in Thousands, Except Share Data)

	Common Stock
	Shares	Amount	Additional Paid in Capital	Accumulated Distributions	Accumulated Deficit	Total Equity
Balance at December 31, 2015	1,000	$—	$10	$—	$—	$10

Issuance of common stock	2,779,426	28	27,766	—	—	27,794
Distributions to common stockholders	—	—	—	(259)	—	(259)
Net loss	—	—	—	—	(3,205)	(3,205)

Balance at December 31, 2016	2,780,426	28	27,776	(259)	(3,205)	24,340

Issuance of common stock	2,220,574	22	22,184	—	—	22,206
Common stock repurchase	(4,000)	—	(35)	—	—	(35)
Distributions to investors	—	—	—	(2,714)	—	(2,714)
Net loss	—	—	—	—	(2,825)	(2,825)

Balance at December 31, 2017	4,997,000	$50	$49,925	$(2,973)	$(6,030)	$40,972

See accompanying notes.

Cottonwood Multifamily REIT I, Inc

Consolidated Statements of Cash Flows

(Amounts in Thousands)

	Year Ended December 31,
	2017	2016
Operating activities
Net loss	$(2,825)	$(3,205)
Equity in losses of joint ventures	1,365	1,796
Distributions from joint ventures	2,220	851
Changes in operating assets and liabilities:
Other assets	(25)	—
Accrued interest	(247)	1,003
Accounts payable and accrued liabilities	755	406

Net cash and restricted cash used in operating activities	1,243	851

Investing activities
Investments in joint ventures	—	(49,050)

Cash provided by (used in) investing activities	—	(49,050)

Financing activities
Issuance of related party bridge loans	—	49,050
Repayment of related party bridge loans	(22,920)	(26,130)
Issuance of common stock	22,206	27,794
Common stock repurchase	(35)	—
Distributions to common stockholders	(2,584)	(144)

Net cash and restricted cash (used in) provided by financing activities	(3,333)	50,570

Net increase (decrease) in cash, and restricted cash	(2,090)	2,371
Cash and restricted cash at beginning of period	2,381	10

Cash and restricted cash at end of period	$291	$2,381

Reconciliation of cash and restricted cash to consolidated balance sheets
Cash	$291	$717
Restricted cash	—	1,664

Cash and restricted cash at end of period	$291	$2,381

See accompanying notes.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

Amounts in Thousands, Except Share Data

Note 1 - Organization and Business

Cottonwood Multifamily REIT I, Inc. (the “Company”) is a Maryland corporation formed on June 22, 2015 to invest in multifamily apartment communities and real estate related assets in the United States primarily through joint ventures with Cottonwood Residential O.P., LP (“CROP”). Substantially all of the Company’s business is conducted through Cottonwood Multifamily REIT I O.P., LP (the “Operating Partnership”), a Delaware limited partnership. The Company is a limited partner and the sole member of the general partner of the Operating Partnership. As used herein, the term “Company”, “we”, “our” or “us” includes the Company, the Operating Partnership and its subsidiaries, unless the context indicates otherwise.

A subsidiary of CROP, Cottonwood Capital Property Management II, LLC (“our sponsor”), sponsored the formation of the Company and the offering of up to $50 million in shares of common stock at a purchase price of $10.00 per share through a Tier 2 Regulation A plus offering with the SEC (“our Offering”). The SEC qualified the offering in May 2016. We completed our Offering in April 2017, raising the full $50 million.

Our sponsor paid all of the selling commissions and managing broker-dealer fees and the organizational and offering expenses related to our Offering. We have an asset management agreement whereby we pay our sponsor an asset management fee. Our sponsor is also the sole property manager for the properties acquired by the joint ventures.

The following chart illustrates our corporate structure and ownership percentages as of December 31, 2017:

The Company is structured as an umbrella partnership REIT and contributes all net proceeds from the Offering to the Operating Partnership. In return for those contributions, the Company receives Operating Partnership Units (“OP Units”) in the Operating Partnership equal to the number of shares of common stock (“Common Stock”) the Company has issued, maintaining a one-for-one relationship in OP Units issued to the Company and Common Stock issued by the Company. Therefore, holders of Common Stock share in the profits, losses and cash distributions of the Operating Partnership in the same proportion as their ownership in the Company.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

Amounts in Thousands, Except Share Data

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The Company and its subsidiaries are variable interest entities (“VIEs”). Generally, VIEs are legal entities in which the equity investors do not have the characteristics of a controlling financial interest or the equity investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. All VIEs for which we are the primary beneficiary are consolidated. Qualitative and quantitative factors are considered in determining whether we are the primary beneficiary of a VIE, including, but not limited to, which activities most significantly impact economic performance, which party controls such activities, the amount and characteristics of our investments, the obligation or likelihood for us or other investors to provide financial support, and the management relationship of the property.

At December 31, 2016, CROP, our joint venture partner and owner of our sponsor, was the primary beneficiary of the Company and the Operating Partnership as it had the power to direct significant activities through membership on the Company’s board of directors and the ability to absorb potentially significant losses and returns of the Company through a bridge loan to us. In 2017, we paid off the bridge loan to CROP and began consolidating these entities.

Control of the joint ventures is shared equally between CROP and us. We are not considered the primary beneficiary of the joint ventures as our sponsor, who is a subsidiary of CROP, is most closely associated with joint venture activities through their asset and property management agreements. As a result, our investments in joint ventures are recorded under the equity method of accounting on the consolidated financial statements.

Use of Estimates

We make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated financial statements as well as the amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Organization and Offering Costs

Organization costs include all expenses incurred in connection our formation, including but not limited to legal fees and other costs to incorporate the Company. Offering costs include all expenses incurred in connection with the offering, including managing broker-dealer fees and selling commissions. All organization and offering costs were paid by our sponsor. We will not incur any liability for or reimburse our sponsor for any of these organizational and offering costs. As of December 31, 2017 and 2016, offering costs incurred by our sponsor in connection with our Offering were approximately $6,176 and $3,389, respectively. Organizational costs incurred by our sponsor were not significant.

Investments in Joint Ventures

Under the equity method of accounting, our investments in joint ventures are stated at cost, adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings or losses is generally recognized based on our ownership interest in the earnings or losses of the joint ventures. For the purposes of presentation in the consolidated statements of cash flows, we follow the “look through” approach for classification of distributions from unconsolidated real estate assets. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the entity’s sale of assets), in which case it is reported as an investing activity.

We assess potential impairment of investments in joint ventures whenever events or changes in circumstances indicate that the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and is not considered temporary, the impairment is measured as the excess of the carrying amount of the investment over the fair value of the investment. No impairment loss was recognized for the years ended December 31, 2017 and December 31, 2016.

Cash

We maintain our cash in demand deposit accounts at major commercial banks. Balances in individual accounts at times exceeds FDIC insured amounts. We have not experienced any losses in such accounts.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

Amounts in Thousands, Except Share Data

Restricted Cash

Under the terms of the related party bridge loans discussed in Note 4, cash proceeds raised from the issuance of common stock were used to repay the related party bridge loans until the principal and accrued interest was repaid in full. The bridge loan was paid off in 2017. Accordingly, cash received from issuance of common stock was classified as restricted cash and cash equivalents on the consolidated balance sheet for the year ended December 31, 2016.

Income Taxes

We elect to be taxed as a REIT as of January 1, 2016. As a REIT, we are not subject to federal income tax with respect to that portion of its income that meet certain criteria and is distributed annually to shareholders. To continue to qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our taxable income, excluding net capital gains, to shareholders. We have adhered to, and intend to continue to adhere to, these requirements to maintain REIT status. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not qualify as a REIT for four subsequent taxable years. As a qualified REIT, we are still subject to certain state and local taxes and may be subject to federal income and excise taxes on undistributed taxable income. For the years ended December 31, 2017 and 2016, 100% (unaudited) of all distributions to stockholders qualified as a return of capital.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

Amounts in Thousands, Except Share Data

Recent Accounting Pronouncements

The following table provides a brief description of recent accounting pronouncements that could have a material effect on our consolidated financial statements:

Standard	Description	Required date of adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2015- 02, Consolidation (Topic 810)	The ASU affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Specifically, the amendments: (i) modify the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities, (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidated analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships and (iv) provide a scope exception for certain entities.	January 1, 2017	We adopted this ASU effective January 1, 2017, and there was no material effect on our financial position or results of operations taken as a whole.

ASU 2014-09, Revenue from Contracts with Customers	The ASU establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services as outlined in a five-step model whereby revenue is recognized as performance obligations within a contract are satisfied. Income from lease contracts is specifically excluded from this ASU.	January 1, 2019	The ASU may be applied using the full retrospective transition method or by using the modified retrospective transition method with a cumulative effect recognized as of the date of initial application. The majority of our revenue is derived from real estate lease contracts, which falls outside the scope of the ASU. We are currently evaluating the impact of adopting the new standard on non-lease related activity, including other separate resident charges. The guidance does require additional disclosures regarding the nature and timing of revenue transactions upon adoption.

ASU 2016-02, Leases	The ASU amends existing accounting standards for lease accounting and establishes the principles for lease accounting for both the lessee and lessor. The amendment requires an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendment also requires certain quantitative and qualitative disclosures about leasing arrangements.	January 1, 2020	The standard must be adopted using a modified retrospective transition and provides for certain practical expedients. Transition will require application of the new guidance at the beginning of the earliest comparative period presented. We are currently evaluating the impact of adopting the new standard and do not expect adoption to have a significant impact on the consolidated financial statements, as leases are generally 12 months or less with the exception of certain retail leases.

ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)	The ASU clarifies how several specific cash receipts and cash payments are to be presented and classified on the statement of cash flows, which, among other things, include debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments, insurance settlement proceeds, contingent consideration made after a business combination, distributions received from equity method investees, and separately identifiable cash flows and application of predominance principle.	January 1, 2020	Each amendment in this standard must be applied prospectively, retrospectively, or as of the beginning of the earliest comparative period presented in the year of adoption, depending on the type of amendment. We do not expect adoption to have a significant impact on the consolidated financial statements.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

Amounts in Thousands, Except Share Data

Note 3 - Investments in Joint Ventures

Our investment activity in the joint ventures is as follows:

	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total
2015 Carrying Value	$—	$—	$—	$—
New investment	17,250	16,550	15,250	49,050
Equity in losses	(840)	(786)	(170)	(1,796)
Distributions	(144)	(265)	(442)	(851)

2016 Carrying Value	16,266	15,499	14,638	46,403
Equity in losses	(475)	(661)	(229)	(1,365)
Distributions	(1,105)	(507)	(608)	(2,220)

2017 Carrying Value	$14,686	$14,331	$13,801	$42,818

Operational information for the properties owned by the joint ventures for the year ended December 31, 2017 are as follows:

	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total	Equity in Earnings (Losses) at 90%
Revenues
Rental income	$3,824	$3,090	$4,032	$10,946	$9,851
Other operating income	300	355	376	1,031	928

Total revenues	4,124	3,445	4,408	11,977	10,779

Operating expenses
Advertising and marketing	60	86	60	206	185
General and administrative	86	82	74	242	218
Management fees to Sponsor	144	121	154	419	377
Insurance	55	54	132	241	217
Real estate taxes	351	709	818	1,878	1,690
Repairs and maintenance	258	146	194	598	538
Salaries and wages	380	302	324	1,006	905
Utilities	196	245	233	674	607

Total operating expenses	1,530	1,745	1,989	5,264	4,738

Net operating income	2,594	1,700	2,419	6,713	6,042
Interest on Fannie Mae Facility	1,190	884	1,058	3,132	2,819
Depreciation and amortization	1,930	1,504	1,635	5,069	4,562
Other non-operating expenses	3	46	(20)	29	26

Net loss	$(529)	$(734)	$(254)	$(1,517)	$(1,365)

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

Amounts in Thousands, Except Share Data

Operational information for the properties owned by the joint ventures for the period from August 3, 2016, the date of acquisitions by the joint ventures, to December 31, 2016 are as follows:

	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total	Equity in Earnings (Losses) at 90%
Revenues
Rental income	$1,524	$1,265	$1,588	$4,377	$3,939
Other operating income	104	160	186	450	405

Total revenues	1,628	1,425	1,774	4,827	4,344

Operating expenses
Advertising and marketing	20	26	38	84	76
General and administrative	39	43	23	105	95
Management fees to sponsor	57	50	62	169	152
Insurance	21	21	48	90	81
Real estate taxes	143	213	418	774	697
Repairs and maintenance	78	62	69	209	188
Salaries and wages	145	118	130	393	354
Utilities	61	90	91	242	218

Total operating expenses	564	623	879	2,066	1,859

Net operating income	1,064	802	895	2,761	2,485
Interest on Fannie Mae Facility	466	346	413	1,225	1,103
Depreciation and amortization	1,497	1,315	673	3,485	3,137
Other non operating expenses	34	12	(1)	45	41

Net loss	$(933)	$(871)	$(190)	$(1,994)	$(1,796)

Summarized balance sheet information for the properties owned by the joint ventures are as follows:

December 31, 2017	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total
Real estate assets, net	$49,405	$40,625	$42,011	$132,041
Other assets	1,188	790	1,209	3,187
Fannie Mae facility	34,100	25,300	30,500	89,900
Other liabilities	385	281	370	1,036
Equity	16,108	15,834	12,350	44,292

December 31, 2016	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total
Real estate assets, net	$50,537	$41,775	$43,405	$135,717
Other assets	1,745	915	690	3,350
Fannie Mae facility	34,100	25,300	30,500	89,900
Other liabilities	318	259	315	892
Equity	17,864	17,132	13,280	48,276

Note 4 - Related Party Bridge Loans

We had not issued any shares to investors when the joint ventures acquired the properties on August 3, 2016. To facilitate our required capital contributions CROP provided bridge loans to us in the aggregate amount of $49,050 with $45,886 of the loans secured by our interests in the joint ventures. The loans bore interest at 6% per year and were repaid from offering proceeds. We repaid all of the bridge loans from offering proceeds in 2017 and had $756 in unpaid interest.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

Amounts in Thousands, Except Share Data

Note 5 - Stockholders’ Equity

Our charter authorizes the issuance of up to 1,000,000,000 shares of common stock at $0.01 par value per share and 100,000,000 shares of preferred stock at $0.01 par value per share.

Voting Common Stock

Holders of our common stock are entitled to receive dividends when authorized by the board of directors, subject to any preferential rights of outstanding preferred stock. Holders of common stock are also entitled to one vote per share on all matters submitted to a shareholder vote, including election of directors to the board, subject to certain restrictions. As of December 31, 2017, and 2016, we had outstanding shares of 4,997,000 and 2,780,426 shares, respectively. Our sponsor owned 1,021 and 1,000 shares as of December 31, 2017, and 2016, respectively.

Preferred Stock

The board of directors is authorized, without approval of common shareholders, to provide for the issuance of preferred stock, in one or more classes or series, with such rights, preferences and privileges as the board of directors approves. No preferred stock was issued and outstanding as of December 31, 2017 and 2016.

Distributions

Distributions are determined by the board of directors based on the Company’s financial condition and other relevant factors. Should cash flows from operations not cover distributions we may look to third party borrowings to fund distributions.

We may also use funds from the sale of assets or from the maturity, payoff or settlement of debt investments for distributions not covered by operating cash. Distributions for the years ended December 31, 2017 and 2016 were $2,714 and $259, respectively.

Note 6 - Joint Venture Distributions

Cash from operations of the individual joint ventures after payment of property management fees shall be distributed to provide a preferred return of up to 8% on invested capital in the joint venture. Profits will then be allocated 50% to the Operating Partnership and CROP (in proportion to their respective interests in the joint venture) and 50% to CROP until CROP has received an amount equal to 20% of all distributions. Profits after the above distributions will be allocated 80% to the Operating Partnership and CROP (in proportion to their respective interests in the joint venture) and 20% to CROP.

Note 7 - Related Party Transactions

Promotional Interest

Our directors and officers hold key positions at both CROP and our sponsor. They are not compensated by us but are responsible for the management and affairs of the Company. As outlined above, CROP will receive a 20% promotional interest after an 8% preferred return on invested capital.

Asset Management Fee

Our sponsor provides asset management services for the Company subject to the board of directors’ supervision. As compensation for those services, our sponsor receives a fee of 0.75% of gross assets, defined initially as the gross book value of our assets and subsequently as gross asset value once NAV is established. For the years ended December 31, 2017 and 2016, we incurred asset management fees of $999 and $406, respectively.

Property Management Fee

Our sponsor provides property management services for multifamily apartment communities acquired by the joint ventures and receives a fee of 3.5% of gross revenues of each property managed for these services. Our sponsor is also reimbursed for expenses incurred on behalf of their management duties in accordance with the property management agreement. During the years ended December 31, 2017 and 2016, property management fees charged to the three properties were $419 and $169, respectively.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

Amounts in Thousands, Except Share Data

Construction Management Fee

Our sponsor will receive for its services in supervising any renovation or construction project in excess of $5 in or about each property a construction management fee equal to 5% of the cost of the amount that is expended. No construction management fees were incurred in 2017 or 2016.

Property Management Corporate Service Fee

Our sponsor will allocate a flat fee each month to each of the joint ventures which is intended to fairly allocate the overhead costs incurred by our sponsor and its affiliated entities with respect to the management of all assets. This fee may vary depending on the number of assets managed and the actual overhead expenses incurred. Our sponsor will have the right to retain any excess between actual costs and the amount of the fee charged. Property management corporate service fees were not significant for the years ended December 31, 2017 and 2016.

Insurance Fee

Our sponsor through its wholly-owned insurance company, provides insurance for the multifamily apartment communities. They receive a risk management fee equal to 10% of the insurance premium and is entitled to retain in excess of the funded aggregate deductible not used to pay claims. A licensed insurance broker affiliated with our sponsor receives 20% of the brokerage fee charged with respect to the placement of all insurance policies for the multifamily apartment communities. Insurance fees were not significant for the years ended December 31, 2017 and 2016.

Note 8 - Commitments and Contingencies

Economic Dependency

Under various agreements, we have engaged or will engage our sponsor to provide certain services that are essential to us, including asset management services and other administrative responsibilities that include accounting services and investor relations. As a result of these relationships, we are dependent upon our sponsor. In the event that our sponsor is unable to provideus with the respective services, we would be required to find alternative providers of these services.

Liquidity Strategy

Our board of directors will try to determine which liquidity strategy would result in the greatest value for shareholders. A liquidity event will occur no later than December 31, 2023, which may be extended for two one-year periods in the sole discretion our board of directors and an additional two one-year periods by a majority vote of the shareholders. If no extension is approved an orderly sale of the Company’s assets will begin within a one-year period from the decision not to extend. If all extensions are approved the final termination date would be December 31, 2027. The precise timing of sales would take account of the prevailing real estate finance markets and the debt markets generally as well as the federal income tax consequences to shareholders.

In the event that a listing occurs on or before the termination date, we will continue perpetually unless dissolved pursuant to a vote of the shareholders or any applicable provision of the Maryland General Corporation Law. A listing shall mean the commencement of trading of our common stock on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of the board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders. A listing shall also be deemed to occur on the effective date of a merger in which the consideration received by the shareholders is securities of another entity that are listed on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

Amounts in Thousands, Except Share Data

Right of First Refusal

If our we or CROP desire to transfer all or a portion of membership interests in a joint venture, the non-transferring member shall have the option to purchase the transferring member’s membership interest on the same terms the transferring member intends to sell its interest to a third-party.

Share Repurchase Program

We have share repurchase program that may enable stockholders to sell back to us up to 3% of the weighted average number of shares of common stock outstanding during the prior calendar year at the sole discretion and option of the board of directors. The board of directors may amend, suspend, or terminate the repurchase plan at any time in its sole discretion, upon 30 days’ written notice to the shareholders, if it believes that such action is in the best interest of the shareholders.

The repurchase price is subject to the following discounts, depending upon when the shares are repurchased:

Share Purchase Anniversary	Repurchase Price As a Percentage of Estimated Value (1)
Less than 1 year	No repurchase allowed
1 year	80%
2 years	85%
3 years	90%
4 years and thereafter	95%
In the event of a shareholder’s death or complete disability	95%

(1)	Estimated value will equal the purchase price until a new Net Asset Value (“NAV”) is determined and disclosed by the board of directors.

The purchase price will further be reduced by amounts distributed to shareholders as a result of the sale of one or more of assets constituting a return of capital. The purchase price prior to determining the NAV will take into consideration any stock dividends, combinations, splits, recapitalizations or any similar transaction with respect to the shares of common stock.

Note 9 - Subsequent Events

We evaluate subsequent events up until the date the consolidated financial statements are issued. We determined that no events have occurred subsequent to December 31, 2017 that would require disclosure or recognition in the consolidated financial statements.

Item 8.	Exhibits

The following exhibits are filed as part of this Annual Report on Form 1-K:

Exhibit Number	Description

2.1	Charter, incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed May 10, 2016

2.2	Bylaws, incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A, filed May 10, 2016

4.1	Form of Subscription Agreement, incorporated by reference to the exhibit to the Company’s Supplement No. 2 to the Offering Circular as filed pursuant to Rule 253(g)(3), on November 22, 2016

4.2	Form of Israeli Investor Questionnaire, incorporated by reference to the exhibit to the Company’s Supplement No. 3 to the Offering Circular as filed pursuant to Rule 253(g)(2), on March 9, 2017

6.1	Share Repurchase Program, incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed December 18, 2015

6.2	Limited Partnership Agreement of Operating Partnership, incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.3	Limited Liability Company Agreement of General Partner of Operating Partnership, incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.4	Form of Joint Venture Agreement, incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.5	Asset Management Agreement, incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.6	Form of Property Management Agreement, incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.7	Investment Policy Agreement, incorporated by reference to Exhibit 6.8 to the Company’s Offering Statement on Form 1-A, filed on February 29, 2016

6.8	Three Party Agreement, incorporated by reference to Exhibit 6.9 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

8	Escrow Agreement, incorporated by reference to Exhibit 8 to the Company’s Offering Statement on Form 1-A, filed on April 21, 2016

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, Utah, on April 27, 2018.

COTTONWOOD MULTIFAMILY REIT I, INC.

By:	/s/ Daniel Shaeffer
Daniel Shaeffer, Chief Executive Officer

We, the undersigned officers and directors of Cottonwood Multifamily REIT I, Inc., hereby severally constitute Daniel Shaeffer our true and lawful attorney with full power to him to sign for us and in our names in the capacities indicated below, the Annual Report filed herewith and any and all amendments to said Annual Report and generally to do all such things in our names and in our capacities as officers and directors to enable Cottonwood Multifamily REIT I, Inc. to comply with the provisions of the Securities Act of 1933, Regulation A promulgated thereunder and all requirements of the SEC, hereby ratifying and confirming our signature as they may be signed by our said attorney to said Annual Report and any and all amendments thereto.

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Daniel Shaeffer	Chief Executive Officer and Director	April 27, 2018
Daniel Shaeffer

/s/ Chad Christensen	President, Chairman of the Board and Director	April 27, 2018
Chad Christensen

/s/ Gregg Christensen	Executive Vice President, Secretary, General Counsel and Director	April 27, 2018
Gregg Christensen

/s/ Susan Hallenberg	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 27, 2018
Susan Hallenberg